AND AFFILIATED PARTNERSHIPS

Bradley C. Reed, P.C. To Call Writer Directly: +1 312 862 7351 bradley.reed@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

March 23, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt

Kathleen Collins

Mitchell Austin

Jan Woo

Re:	Instructure Intermediate Holdings I, Inc.

Draft Registration Statement on Form S-1

Submitted February 9, 2021

CIK No. 0001841804

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Instructure Intermediate Holdings I, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 8, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by

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Securities and Exchange Commission

March 23, 2021

the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Prospectus Summary, page 1

1.    You state that you have never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider. Please clarify whether your reference to a “fully-deployed, four year Canvas Higher Education customer” refers to all Canvas customers or just a subset of the total Canvas customers. Tell us the amount of revenue earned from the customers referenced herein for each period presented and to the extent this customer base does not comprise a majority of your revenues, disclose such information to add context to your disclosure.

Response

In response to the Staff’s comment, the Company has removed the statement that the Company has never lost a fully-deployed, four year Canvas Higher Education customer to another LMS provider throughout the Prospectus.

2.    Throughout the prospectus, you discuss users, active users, users from your Canvas LMS customer base and customers that have “contracted” for your platform. Please revise to define each of these terms.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 1 of the Prospectus to define “users,” “Canvas LMS users” and “contracted.” The Company advises the Staff that it has removed references to “active users” throughout the Prospectus.

Throughout this prospectus the terms “users” means individuals, including students, teachers, observers (i.e., parents or guardians of students) and administrators, that use any of our solutions during a certain period of time, “Canvas LMS users” means users that use the Canvas LMS platform, and “contracted” means that a particular customer has entered into a written contract for a specified subscription period for its users and is legally obligated to pay.

Securities and Exchange Commission

March 23, 2021

3.    You disclose that you have over 500 ecosystem partners. Please revise to clearly define this term. Similarly, you state that students utilized partner-integrated products over 2.7 billion times in the fourth quarter of 2020, which was up 361% over the fourth quarter of 2019. Please revise to clarify how you calculate this metric, including how you define “utilized,” and discuss the reason(s) for the fluctuation from period to period.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 3 of the Prospectus to define ecosystem partner.

Our ecosystem partners are education technology organizations that provide adjacent services or complementary integrated solutions and have entered into a partnership agreement with us.

Further, in response to the Staff’s comment, the Company has included the bolded disclosure below on page 3 of the Prospectus regarding utilization of partner-integrated products and reasons for the increase thereof.

We review certain metrics relating to partner-integrated products, which include learning tools that were integrated into our Canvas LMS platform, and allow users to access the learning tools directly from within our Canvas LMS platform. We count each “utilization” of a partner integrated product, or each instance where any user accesses those tools from within the Canvas LMS platform. The increase in utilizations resulted from increases in (1) online learning during the COVID-19 pandemic, (2) awareness of available tools by faculty and the resulting add-in of the tools for students, and (3) engagement of students with the Canvas LMS platform. Our best-in-class customer support organization supports our customers and ecosystem partners.

Competitive Strengths, page 10

4.    Please revise to clarify how you define average bookings per sales representative and disclose the actual average for each period presented.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 11 and 122 of the Prospectus to define average booking per sales representative and disclose the actual average for each period presented.

Securities and Exchange Commission

March 23, 2021

We calculate average bookings per sales representative by dividing our total bookings in a given period by the number of quota bearing sales representatives that were employed by the Company during the respective period. Our average bookings per sales representative was $703.0 thousand, $649.0 thousand and $1.56 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Our Sponsor, page 12

5.    Please provide a summary of the material terms of the Director Nomination Agreement with Thoma Bravo.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 13 of the Prospectus to describe Thoma Bravo’s board nomination rights.

In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with Thoma Bravo that provides Thoma Bravo the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.

The Director Nomination Agreement will provide Thoma Bravo the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo controls, in the aggregate,                 % or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) a number of directors (rounded up to the nearest whole number) equal to                 % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least                 % and less than                 % of the voting power of our stock entitled to vote generally in the election of directors; (iii) a number of directors (rounded up to the nearest whole number) equal to                 % of the total directors for so long as Thoma Bravo control, in the aggregate, at least                 % and less than     % of the voting power of our stock entitled to vote generally in the election of directors; (iv) a number of directors (rounded up to the nearest whole number) equal to                 % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least                 % and less than                 % of the voting power of our stock entitled to vote generally in the election of directors; and (v) one director for so long as Thoma Bravo controls, in the aggregate, at least                 % and less than                 % of the voting power of our stock entitled to vote generally in the election of directors.    See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Securities and Exchange Commission

March 23, 2021

Risk Factors

If the markets for our applications develop more slowly than we expect…, page 24

6.    Please tell us the amount of revenue earned from Canvas for each period presented and revise your disclosure as necessary to clarify what is meant by a “substantial majority” of your revenue is derived from Canvas.

Response

The Company advises the Staff that the Canvas LMS platform accounted for approximately 85%, 87%, and 92% of the Company’s total revenue for the years ended December 31, 2020, 2019, and 2018, respectively. The Company believes that its statement that the Canvas LMS platform reflects a “substantial majority” of its revenue is an accurate description.

Unaudited Pro Forma Combined Financial Data, page 74

7.    You state here that the pro forma information has been adjusted to give effects to events that are directly attributable to the Take-Private Transaction and related financing activities, factually supportable and expected to have a continuing impact. Please tell us how you considered the updated guidance in Article 11-02(b)(6) of Regulation S-X. Refer to Section II.F of Sec Release No. 33-10786.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 76 of the Prospectus to affirm consideration of the updated guidance in Article 11-02(b)(6) of Regulation S-X.

In May 2020, the SEC adopted Release No.33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Company has adopted the provisions of the Final Rule, and the unaudited pro forma condensed combined financial information herein is presented in accordance therewith.

Securities and Exchange Commission

March 23, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 80

8.    You disclose that across your Canvas LMS customer base, you had 30 million users as of December 31, 2020. Please clarify whether these are considered to be active users. Additionally, elsewhere you disclose that you had 50 million active users as of December 31, 2020. Please revise to clarify which solutions account for your other 20 million active users as of December 31, 2020.

Response

In response to the Staff’s comment, the Company revised the disclosure to remove references to “active users” from the Prospectus. Further, the Company has revised the language to include the bolded disclosure below on page 83 of the Prospectus:

Across our Canvas LMS platform customer base, we had over 30 million contracted users as of December 31, 2020, compared to over 21 million contracted users as of December 31, 2019, driven primarily by the increased demand for our platform as a result of distance learning mandates.

Key Business Metrics, page 84

9.    In order to provide a better understanding of the growth in your customer count from period-to-period, please revise to provide the exact number of customers for each period presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Prospectus to include the bolded text below, providing the exact number of customers for each period presented:

We had 4,424, 4,991 and 6,095 customers contracted to use the platform as of December 31, 2018, 2019, and 2020, respectively.

Securities and Exchange Commission

March 23, 2021

10.    You state that net revenue retention rate contemplates all changes to revenue for the designated customer, including terminations. Please explain to us how net revenue retention rate measures non-renewal of contracts. In this regard, tell us and revise to clarify whether the customer population used in your calculation includes all customers that generated revenue during a particular month in the prior year. In addition, provide us with the renewal or attrition rates for each period presented, and include a quantified discussion of such rates or tell us why you do not believe this information is material to an understanding of your business. Refer to SEC Release No. 33-10751.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Prospectus to include the bolded text below, addressing the customer population used in the Company’s calculation of net revenue retention rate:

Net Revenue Retention Rate

We calculate our net revenue retention rate by dividing the total revenue obtained from a particular customer cohort in a given month by the total revenue from that customer cohort from the same month in the immediately preceding year. If a customer has any ARR in a given month, such customer is included in a “customer cohort.” This calculation contemplates all changes to ARR for the designated customer cohort, which includes customer terminations and non-renewals, changes in quantities of users, changes in pricing, additional applications purchased or applications no longer used. We calculate the net revenue retention for our entire customer base at a given point in time. We believe our net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain our customers. Our net revenue retention rate was 106%, 107% and 115% at December 31, 2018, 2019 and 2020, respectively. The most significant positive drivers of changes in our net revenue retention rate each year have historically been our ability to up-sell or cross-sell new solutions or additional licenses to our existing customer base and secure multi-year contracts renewals containing periodic pricing term increases.

The Company advises the Staff that it does not regularly track its renewal rates or attrition rates to assess its business and that it believes those metrics are not material to an investor’s understanding of the Company’s business. Instead, the Company tracks its gross revenue retention rates, which historically have been between 90% and 100%. The Company defines gross revenue retention rates as the starting revenue minus revenue lost through downsell and/or churn divided by the starting revenue. Gross revenue retention rates are material to an understanding of the Company’s business because it is a measurement the Company uses to track how it retains its base revenue for each year, and unlike renewal rates, is tied to ARR and net revenue retention. Further, the Company advises the Staff that its attrition rates were less than 10% for each of the years ended December 31, 2018, 2019 and 2020, respectively.

Securities and Exchange Commission

March 23, 2021

11.    You state that your net revenue retention rate was “in excess of 100%” as of December 31, 2019, and “over 110%” in 2020. In order to provide better comparability and clarity to this metric, please revise to disclose the actual net revenue retention rate for each period presented and explain the reasons for any significant fluctuations from period to period.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of the Prospectus to include the bolded text below disclosing the actual net revenue retention rate for each period presented and explain the reasons for any significant fluctuations from period to period.

Our net revenue retention rate was 106%, 107% and 115% at December 31, 2018, 2019 and 2020, respectively. The most significant drivers of changes in our net revenue retention rate each year have historically been our ability to sell new solutions or additional licenses to our existing customer base and secure contract renewals containing periodic pricing term increases.

Results of Operations for the Year Ended December 31, 2019 and 2020, page 92

12.    Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For example, you state that the increase in revenue was attributable to the growth in new customers, contributions from your acquisitions and a net revenue retention rate in excess of 100%, which would imply growth in existing customers. Please revise accordingly. In addition, you should remove vague terms such as “primarily” in favor of specific quantification. Similar revisions should be made throughout your results of operations discussion. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 95–98 of the Prospectus to include the requested disclosure.

Securities and Exchange Commission

March 23, 2021

Business

Legal Proceedings, page 123

13.    You state here that you “are not presently party to any legal proceedings that in the opinion of management, if determined adversely to us, would individually or taken together with a material adverse effect on our business, operating results, financial condition or cash flows.” We also noted that you discuss certain legal proceedings on page F-31 of your financial statement footnotes. To the extent you believe these are material pending legal proceedings, please provide a cross-reference to your financial statement footnotes disclosure.

Response

The Company advises the Staff that it does not believe the legal proceedings previously discussed on page F-31 of the Prospectus are material and, accordingly, the Company has removed the reference.

Description of Capital Stock

Exclusive Forum, page 156

14.    You disclose that your certificate of incorporation will designate the Delaware Chancery Court as the exclusive forum for certain claims and note that this provision will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Please ensure that this provision in the certificate of incorporation clearly states that it will not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Additionally, you disclose that your certificate of incorporation will designate U.S. federal district courts as the exclusive forum for Securities Act claims. You also discuss potential enforceability concerns in general. Revise to highlight these enforceability concerns arise from the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response

The Company advises the Staff that the exclusive forum provision in its certificate of incorporation will state clearly that it does not apply to suits to enforce a duty or liability created by the Securities Act or the Exchange Act. Additionally, in response to the Staff’s comment, the Company has added the bolded disclosure below on page 177 of the Prospectus to include the Staff’s requested revisions.

Securities and Exchange Commission

March 23, 2021

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Securities and Exchange Commission

March 23, 2021

Notes to Consolidated Financial Statements

10. Stock-Based Compensation, page F-22

15.    Please provide us with a breakdown of all equity awards and units granted subsequent to the going-private transaction on March 31, 2020 and to date through 2021, and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response

The Company advises the Staff that the below chart provides a breakdown of all equity awards and units granted subsequent to the Take-Private Transaction through the date hereof, including the grant date fair value of the underlying common stock at the date of grants:

Grant Date	Number of Incentive Units Issued	Grant Date Fair Value
April 14, 2020	430,000	$3.60
May 1, 2020	50,000	$3.60
August 4, 2020	2,450,000	$3.98
August 15, 2020	5,676,000	$4.09
September 22, 2020	12,500	$4.50
December 14, 2020	115,000	$5.24

The Company based its determination of the fair value of common stock, used to determine compensation expense associated with the grants following the Take-Private Transaction, on third-party valuation reports as of June 30, 2020 and as of November 30, 2020 (the “Valuation Reports”). The Valuation Reports determined the fair value of common stock by employing the Black-Scholes Option Pricing Model. The Valuation Reports as of June 30, 2020 determined the fair value of the common stock to be $3.60 by calibrating to the Take-Private Transaction, given its close proximity to the valuation date and lack of company progress / upward movement in the market since the time of the Take-Private Transaction. The Valuation Report as of November 30, 2020 determined the fair value of the common stock to be $5.24 as of June 30, 2020 and November 30, 2020, respectively by estimating the enterprise value of the Company using a discounted cash flow analysis and market multiples approach, and allocating the resulting value to the Company’s

Securities and Exchange Commission

March 23, 2021

security classes based on their relative claim on value. For purposes of recognizing compensation expense, the Company determined the grant date fair value of the common stock underlying each grant between the aforementioned valuation dates by interpolating by grant date a price per unit within the $3.60 and $5.24 price range reflected in the Valuation Reports. The Company determined this approach was appropriate, given the relative straight-line growth of the Company and growth in market multiples during the intervening period. The Company refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Stock-Based Compensation—Successor” beginning on page 108 of the Amendment and Note 1 to the Company’s financial statements for the year ended December 31, 2020 beginning on page F-18 of the Amendment for a detailed description of how the Company accounts for unit-based compensation expense.

The Company notes that all of the grants were made within nine months of the Take-Private Transaction and the estimated fair value of the units as of all of the grant dates described above represents a contemporaneous estimate of the fair value of common stock that was then illiquid, reflecting discounts due to lack of marketability in recognition of the fact that the common stock might never become publicly tradeable or otherwise liquid. The growth in value over time is reflective of continued revenue and bookings growth, as the Company benefited from increasing trends toward remote learning, as well as growing valuation multiples for comparable companies.

Exhibits

16.    Please file as exhibits the offer letters, executive agreements and other management contracts, compensatory plans, contracts or arrangements you have entered into with your named executive officers.

Response

In response to the Staff’s comment, the Company has filed as exhibits 10.11 through 10.19 to the Amendment the offer letters, executive agreements and other management contracts, compensatory plans, contracts or arrangements it has entered into with its named executive officers.

Securities and Exchange Commission

March 23, 2021

General

17.    We note that you are a holding company. Please revise to include a chart that depicts your post-offering organization structure. Ensure the chart discloses any material subsidiaries and the percentage of your common stock that will be owned by Thoma Bravo, other existing stockholders and stockholders in this offering following the completion of this offering.

Response

In response to the Staff’s comments, the Company has included a post-offering organizational structure chart on page 14 of the Prospectus.

18.    Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Rule 163B, whether or not they retain copies of the communications.

Response

The Company advises the Staff that it has electronically provided the Staff a copy of its “testing the waters” presentation used for presentations to potential investors.

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Securities and Exchange Commission

March 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7351.

Sincerely,

/s/ Bradley C. Reed, P.C.
Bradley C. Reed, P.C.

cc:	Steve Daly
Instructure Intermediate Holdings I, Inc.